UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month June, 2005

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  [    ]        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -              .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Information regarding Audited Financial Results as per Indian GAAP for the fiscal quarter and year ended March 31, 2005 and Recommendation of Dividend.

2.	Audited Consolidated Financial Results as per Indian GAAP for the fiscal year ended March 31, 2005.

3.	Press Release dated June 9, 2005 regarding the audited financial results for the fiscal quarter and year ended March 31, 2005.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on September 29, 2004. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For VIDESH SANCHAR NIGAM LIMITED

By:	/s/ Satish Ranade
Name:	Satish Ranade
Title :	Company Secretary & VP (Legal)

Date: June 9, 2005

Rishabh Nath Aditya

Deputy Company Secretary

HQ/CS/CL.24B/11465

09 June 2005

Sir,

Sub:	Information regarding Audited Financial Results for the quarter and Financial Year ended 31 March 2005 and Recommendation of Dividend.

Pursuant to clause 41 of the listing agreement with Indian Stock Exchanges, please find sent herewith the Audited Financial Results for the quarter and Financial Year ended 31 March 2005, which has been considered by the Board of Directors at their 150th meeting, held on 09 June 2005.

2. The Board of Directors has recommended a normal dividend at the rate of Rs.4.50 per share and one time special dividend of Rs.1.50 per share on account of extraordinary income total amounting to Rs.6/- per share for the financial year 2004-05.

Yours faithfully, For Videsh Sanchar Nigam Limited /s/ Rishabh Nath Aditya Rishabh Nath Aditya Deputy Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722061, 22721072.

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	Mr. Vijay Bhojwani, The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Mr. Hitendra Patil, Vice President (Operations) Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. Harish Abhichandani, DGM (F) for SEC filing requirements, Fax 1934

VIDESH SANCHAR NIGAM LIMITED
Lokmanya Videsh Sanchar Bhavan, Kashinath Dhuru Marg, Prabhadevi, Mumbai – 400 028, India. Board: +91-22- 56578765
Regd. Office : Videsh Sanchar Bhavan, M.G. Road, Mumbai – 400 001 Direct : +91-22-56591963 Fax: +91 22 56591962 e-mail : Rishabh.aditya@vsnl.co.in

VIDESH SANCHAR NIGAM LIMITED

REGD. OFFICE: VIDESH SANCHAR BHAVAN, M.G. ROAD, MUMBAI-400001.

AUDITED FINANCIAL RESULTS

FOR THE QUARTER AND YEAR ENDED MARCH 31, 2005

		(Rs. in Millions)
		Unaudited for the quarter ended March 31,		Audited for year ended March 31,
Particulars		2005	2004	2005	2004
1	Net Sales/ Income from operations	9,017	7,783	33,030	31,642
2	Other Income	323	349	1,074	1,578
3	Interest on Income Tax Refunds	—	—	—	491

	Total Income	9,340	8,132	34,104	33,711

4	Total Expenditure	6,994	6,116	25,339	26,340
	a. Network Cost	5,063	4,584	20,031	22,049
	b. Operating and Other Expenses	1,571	1,250	3,895	2,919
	c. Salaries and Related Costs	360	282	1,413	1,372
5	Depreciation	742	503	2,439	1,724
6	Prior Period Adjustments	3	(26)	—	(16)

7	Profit before taxes and exceptional items (1+2+3)-(4+5+6)	1,601	1,539	6,326	5,663

8	Exceptional Items:
	a. Expenditure on Voluntary Retirement Schemes	—	(75)	—	(1,030)
	b. Profit from sale of long term investment, net of licence fee	4,109	—	4,687	800
	c. Provision for recoverable pension obligation.	(473)	—	(473)	—
9	Profit Before Tax (7+8)	5,237	1,464	10,540	5,433
10	Provision for Taxation	1,245	642	2,976	1,656
	-Current Tax	892	516	2,050	1,356
	-Deferred Tax	353	126	926	300

11	Net Profit [9-10]	3,992	822	7,564	3,777

12	Paid up Equity Share Capital (Face value of Rs.10 per share)	2,850	2,850	2,850	2,850
13	Reserves excluding revaluation reserve			52,374	46,760
14	Basic and diluted earning per share before exceptional items (Rs.)	3.61	3.13	14.34	13.45
15	Basic and diluted earning per share including exceptional items (Rs.)	14.01	2.88	26.54	13.25
16	Aggregate of non-promoter shareholding
	a. Number of shares	77,752,618	77,752,618	77,752,618	77,752,618
	b. Percentage of shareholding	27.28	27.28	27.28	27.28

Segment Information:

Business Segments:

(Rs. in Millions)

	Unaudited for the quarter ended March 31,		Audited for year ended March 31,
Particulars	2005	2004	2005	2004
Segment Revenue
Telephony & related services	8,879	7,533	32,400	30,775
Other Services	138	250	630	867

Total	9,017	7,783	33,030	31,642

Segment results before tax and interest from each segment
Telephony & related services	4,009	3,132	13,099	9,829
Other Services	(17)	110	39	73

Total	3,992	3,242	13,138	9,902

Other unallocable expenditure	2,714	2,052	7,886	6,308
Unallocable Income	323	349	1,074	2,069
Other Unallocable expenditure, net of unallocable income	(2,391)	(1,703)	(6,812)	(4,239)

Profit Before Tax and exceptional items	1,601	1,539	6,326	5,663

Exceptional items	3,636	(75)	4,214	(230)

Profit Before Tax	5,237	1,464	10,540	5,433

Tax	1,245	642	2,976	1,656

Profit after tax	3,992	822	7,564	3,777

Notes on Segment Information:

In the quarter ended March 31, 2005, telephony and related services has been disclosed as a reportable segment for the purpose of evaluation of performance and to facilitate decision making on future allocations of resources. Telephony and related services include voice data and internet services ..All other services are aggregated under “Other Services”. Accordingly segment results for the quarter and year ended March 31, 2005 and 2004 have been presented for these segments.

In the year ended March 31, 2004, the reportable segment was International telephony and related services which included international voice and data services. All the other services including national long distance telephony and related services, and internet were reported as “Other Services”.

(i)	Revenue and expenses, which are directly identifiable to segments, are attributed to the relevant segment. The Company does not have any inter-segment revenues. Expenses on rent of satellite channels and landlines, and royalty and license fee on revenues from operations are allocated based on usage in each service. In the previous year these expenses were allocated based on turnover. Segment results for the quarter and year ended 31st March, 2004, have been restated to confirm to the basis of allocation adopted in the current year .Certain expenses such as staff costs, operating and other expenses, and depreciation are not allocable to segments and consequently have been classified as “unallocable expenditure”.

(ii)	Segment total assets and liabilities have not been allocated, in the absence of a meaningful basis to allocate assets and liabilities between segments. Fixed assets are used interchangeably between segments.

Notes:

1.	The above results were taken on record by the Board of Directors of the Company at their meeting held on June 9, 2005.

2.	Proportionate share of pension obligation and payments to erstwhile OCS employees in relation to past services an amount of Rs.547 million was recoverable from the Government of India (“The Government”). The Government has disputed the amount and has offered Rs.74 million as settlement. Pending resolution of the matter, provision of Rs.473 million has been made in the year ended March 31, 2005.

3.	In the year ended March 31, 2005, the Company sold its long-term investments in New Skies Satellites N.V. and Intelsat Limited for an aggregate cash consideration of Rs.8,628 million and realised a gain of Rs.4,687 million net of license fees of Rs.827 million.

4.	Board of Directors has recommended a dividend of 45% keeping in view the performance of the company and its future needs. Board of Directors has also recommended a special dividend of 15% in view of the one time cash inflow in the form of sale of investments for the year.

5.	Figures for the previous period have been regrouped where necessary.

6.	The financial results for the year ended March 31, 2005 have been audited by the statutory auditors of the Company.

7.	Investor Complaint status:

Outstanding as on January 01, 2005	Total received during the quarter ended March 31, 2005	Total resolved during the quarter ended March 31, 2005	Outstanding as on March 31, 2005
Nil	7	7	Nil

For Videsh Sanchar Nigam Limited /s/ N. Srinath N. Srinath DIRECTOR (O)

Place	: Mumbai
Date	: June 9, 2005

CONSOLIDATED FINANCIAL RESULTS

YEAR ENDED MARCH 31, 2005

Particulars		Audited for year ended March 31, 2005
		(Rs. In millions)
1	Net Sales/ Income from operations	33,083
2	Other Income	1,039

	Total Income	34,122

3	Total Expenditure	25,743
	a. Network Cost	20,083
	b. Operating and Other Expenses	4,060
	c. Salaries and Related Costs	1,600
4	Depreciation	2,531

5	Profit before tax and exceptional items (1+2)-(3+4)	5,848

6	Exceptional Items:
	a. Profit from sale of long term investment, net of licence fee	4,687
	b. Provision for recoverable pension obligation	(473)
7	Profit Before Tax (5+6)	10,062
8	Provision for Taxation	2,976
	-Current Tax	2,050
	-Deferred Tax	926

9	Net Profit [7-8]	7,086

10	Paid up Equity Share Capital (Face value of Rs.10 per share)	2,850
11	Basic and diluted earning per share before exceptional items (Rs.)	12.66
12	Basic and diluted earning per share including exceptional items (Rs.)	24.86

Notes:

1.	The above results were taken on record by the Board of Directors of the Company at their meeting held on June 9, 2005.

2.	The consolidated financial results for the year ended March 31, 2005 have been audited by the statutory auditors of the Company.

3.	The consolidated financial results comprise results of the Company, its subsidiaries and its joint venture. As this is the first occasion that consolidated financial results are presented, comparative figures for the previous period has not been presented.

4.	Consolidated revenues of Rs. 34,122 million includes revenues of Rs. 383 million in respect of subsidiaries audited by other auditors and Rs. 43 million in respect of a joint venture, which is unaudited.

For Videsh Sanchar Nigam Limited /s/ N. Srinath N. Srinath DIRECTOR (O)

Place	: Mumbai
Date	: June 9, 2005

PRESS RELEASE

VSNL net profit at Rs 756.4 crores

Mumbai, June 9, 2005: Videsh Sanchar Nigam Ltd. (VSNL), India’s premier Telecom and Internet Service Company today announced its audited financial results for the year ended March 31, 2005. VSNL revenues for the 4th Quarter stand at Rs.901 crores as against Rs.778 Crores in the corresponding quarter of the previous year showing an increase of 16%. The board recommended a normal dividend of 45% per share as in the previous year and a one-time special dividend of 15% per share on account of one time extraordinary income.

The key highlights of the year 2004-05 are:

Profit after tax for the year ended March 31, 2005 was Rs. 756.40 crores as against Rs. 377.70 crores for the previous year ended March 31, 2004. This included a one time extra ordinary income amounting to after tax profits of Rs. 395 crores. During the year, the company has achieved growth in volumes of its operations across its key businesses of voice and data services. However market competition has impacted tariffs leading to a marginal growth in total income over the last financial year. The total income during 2004-05 stood at Rs. 3410.4 crores as compared to Rs. 3371.1 crores in the previous year.

The profit after tax during the fourth quarter of the year 2004-05 stood at Rs. 399.20 crores as compared to Rs. 82.2 crores of the corresponding period of 2003-04. The total income for the 4th Quarter stood at Rs 934.0 crores as against Rs 813.2 crores in the corresponding quarter of the previous year.

“The Company continues to perform well in the various businesses it operates in. Improved volumes in the voice business and a strong performance in the data business have contributed to sustained level of operating profits for the year. With the creation of the International Business Group, the agreement to acquire the Tyco Global Network and its entry into the Broadband business,, the company is well placed to position itself as a global telecom player with a presence across many businesses, said Mr. N. Srinath, Director (Operations), VSNL.

About Videsh Sanchar Nigam Limited:

Videsh Sanchar Nigam Limited, India’s leading provider of International Telecommunications and Internet Services, is an ISO 14001 certified Company and also the first telecom service provider in the world to get the prestigious TL 9000 certification. As the country’s leader in International Long Distance services and with a strong pan-India National Long Distance presence, VSNL is the leader in the Corporate Data Market in the country today with a strong service offering covering IPLCs, ILLs, Frame relay, ATM and MPLS based IP-VPN services. With established relations with over 80 carriers across the globe, VSNL today has a strong infrastructure base that covers multiple gateways, earth stations and submarine cable systems.

VSNL, a member of the world known Tata Group of Companies is now rapidly growing its retail & corporate presence under the Tata Indicom brand name through its products like high speed broadband, dial-up Internet, net telephony and has an internet subscriber base of over 7,00,000 subscribers. The Company also proposes to consolidate its presence in the Internet space by increasing its impetus on the Retail Broadband business. VSNL also offers a host of other valued added services that include Television / Video uplinking, Program transmission services, Frame relay services and Inmarsat services.

PRESS RELEASE

VSNL is in the process of expanding its global presence and has set up operations in the United States of America, Europe, Singapore and Sri Lanka. Its international connectivity capabilities, both undersea as well as satellite, offer the greatest diversity in India, which is critical for all customer segments, encompassing wholesale, corporate and retail. VSNL has also set up a 3,175 km undersea cable between Chennai and Singapore with a design capacity of 5.12 Terabits. The company has recently signed an agreement with Tyco to acquire its global submarine cable network.

VSNL is listed on Bombay Stock Exchange and National Stock Exchange in India and also has its ADRs listed on the New York Stock Exchange. (http://www.vsnl.com)

For more information, please contact:

Dr. G.C. Banik C.G.M. – PR Videsh Sanchar Nigam Limited Mumbai Ph. No.: 022-56395153 / 56578765 Email: banik@vsnl.com	Gaurav Wahi Vaishnavi Corporate Communications Mumbai Ph. No.: 56568787 Email: gaurav@vccpl.com

Forward-looking and cautionary statements

Certain words and statements in this release concerning VSNL and its prospects, and other statements relating to VSNL’s expected financial position, business strategy, the future development of VSNL’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements of VSNL, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding VSNL’s present and future business strategies and the environment in which VSNL will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of VSNL’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in VSNL’s control, include, but are not limited to, those risk factors discussed in VSNL’s various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. These forward-looking statements speak only as of the date of this release. VSNL expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in VSNL’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.